The Herzfeld Caribbean Basin Fund, Inc.

119 Washington Avenue, Suite 504

Miami Beach, FL 33139

April 14, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Application for Withdrawal of Registration Statement on Form N-2 (1933 Act File No. 333-254635)

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Act”), The Herzfeld Caribbean Basin Fund, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal, effective as of the date of this application or as soon as practicable thereafter, of the Registrant’s above-captioned registration statement, together with all exhibits thereto (the “Registration Statement”) filed by the Registrant on March 23, 2021 on Form N-2 (Accession No. 0001398344-21-006909).

The Registrant is requesting to withdraw the Registration Statement because certain disclosure to delay effectiveness in accordance with Section 8(a) of the Securities Act was inadvertently omitted from the facing sheet of the Registration Statement (the “Omitted Disclosure”).

The Registrant confirms that no securities have been offered or sold under the Registration Statement, and thus the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Registrant intends to file a new registration statement on Form N-2, containing an identical form of Prospectus and a facing sheet that includes the Omitted Disclosure.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant understands, however, that in accordance with Rule 457(p) promulgated under the Securities Act, that the amount of the filing fee associated with Registration Statement No. 333-254635 may be offset against the total filing fee due for a subsequent registration statement or registration statements filed by the Registrant.

Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement, please contact John P. Falco of Troutman Pepper Hamilton Sanders LLP at (215) 981 – 4659. Thank you.

Sincerely,

/s/ Erik. M. Herzfeld
Erik. M. Herzfeld
President

cc:	Alberto Zapata

Securities and Exchange Commission

cc:	John P. Falco

Troutman Pepper Hamilton Sanders LLP